
07072084


RECD S.E.C.
1086

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ending December 31, 2006

Commission File Number 001-08918

The SunTrust Banks, Inc. 401(k) Plan

Filed by:

SunTrust Bank, Trustee
303 Peachtree Center Avenue
Suite 200
Atlanta, GA 30302

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with ERISA and examined by independent auditors (attached), and

2. Consent of Independent Auditors (attached).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SunTrust Banks, Inc. 401(k) Plan
(The registrant)

By: SunTrust Bank, Trustee

Thomas E. Panther
Senior Vice President, Controller, and
Principal Accounting Officer

Date: June 28, 2007

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-50796, 333-91519, 333-86306, and 333-132035) of SunTrust Banks, Inc. of our report dated June 28, 2007 relating to the financial statements and supplemental schedule of SunTrust Banks, Inc. 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 28, 2007


SunTrust

Sidney Simon
Benefits Compliance Manager
Assistant Vice President

SunTrust Banks, Inc.
P.O. Box 4418
Atlanta, GA 30302
Tel 404.827.6242
Fax 404.588.7323
sidney.simon@suntrust.com

June 28, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: SunTrust Banks, Inc. 401(k) Plan

Ladies and Gentlemen:

Enclosed is an Annual Report on Form 11-K being filed for the year ended December 31, 2006 for the SunTrust Banks, Inc. 401(k) Plan (the "SunTrust Plan").

I have enclosed four complete copies of the Form 11-K filing, one of which contains a manually signed accountant's report and consent of independent accountants.

Sincerely,

Sidney M. Simon


SEC MAIL
RECEIVED
185
SECTION

SunTrust Banks, Inc.
401(k) Plan

Financial Statements and Supplemental Schedules
December 31, 2006 and 2005

SunTrust Banks, Inc. 401(k) Plan
Table of Contents
December 31, 2006

Page(s)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
SunTrust Banks, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan (the "Plan") at December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 28, 2007

SunTrust Banks, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets		
Investments, at fair value		
Plan interest in SunTrust Common Stock Fund		
Participant directed		
SunTrust Banks, Inc. Common Stock	$ 589,122,918	$ 573,367,843
STI Classic Prime Quality Money Market Mutual Fund	9,124,044	5,017,702
Non-participant directed		
SunTrust Banks, Inc. Common Stock	569,843,631	512,241,916
STI Classic Prime Quality Money Market Mutual Fund	8,766,238	4,482,772
Total Plan interest in SunTrust Common Stock Fund	1,176,856,831	1,095,110,233
Mutual funds	914,181,953	744,571,619
Money market mutual fund	106,742,545	88,558,645
Collective trust fund	111,603,388	96,048,838
Loans due from participants	57,460,713	54,641,426
Total investments	2,366,845,430	2,078,930,761
Cash	6,444,226	8,178,903
Receivables		
Due from broker for securities sold	1,728,067	1,475,796
Accrued interest and dividends	783,909	549,220
Employer contributions	7,268,892	6,395,943
Total receivables	9,780,868	8,420,959
Total Assets	2,383,070,524	2,095,530,623
Liabilities		
Due to broker for securities purchased	3,185,080	3,214,441
Total liabilities	3,185,080	3,214,441
Net assets available for benefits	**$ 2,379,885,444**	**$ 2,092,316,182**

The accompanying notes are an integral part of these financial statements.

SunTrust Banks, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions	
Contributions	
Participant and rollover	$ 139,186,934
Employer	65,398,776
Total contributions	204,585,710
Dividends and interest income	51,096,107
Net appreciation in fair value of investments	269,714,820
Total additions	525,396,637
Deductions	
Cash distributions to participants	(237,827,375)
Total deductions	(237,827,375)
Net increase	287,569,262
Net assets available for benefits, beginning of year	2,092,316,182
Net assets available for benefits, end of year	**$ 2,379,885,444**

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the "Plan") is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and Plan document for a more complete description.

The Plan document provides that the Plan will be administered by a committee (the "Plan Committee") appointed by the Board of Directors of SunTrust Banks, Inc. (the "Company").

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, or on-call is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Employees who elect to participate are immediately 100% vested.

Contributions

Under the Plan's provisions, participant deferrals are permitted on 1% to 20% of eligible compensation, as defined. Participants also have the option to contribute additional amounts if they are age 50 or older. Matching contributions will be made in an amount equal to 100% of the first 3% and 50% of the next 2% of eligible compensation (for a maximum employer match of 4%) contributed by each participant. Effective January 1, 2005, 401(k) participants may transfer up to 50% of the SunTrust matching contributions made after 2004, out of SunTrust Common Stock into the other investment options. The other 50% of the match contributed after 2004 and all match contributed before January 1, 2005 is restricted from diversification until the participant reaches age 55. Effective January 1, 2007, participants will not be restricted from transferring out of the SunTrust Common Stock Fund in the 401(k) Plan.

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match, distributions, loans, and the allocation of Plan earnings. The allocation of Plan earnings is based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

The Trustee

SunTrust Bank ("Trustee"), a wholly-owned subsidiary of the Company, serves as the Trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Loans Due from Participants

The Plan allows its participants to borrow funds at a rate of interest determined by the Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2006, interest rates for all outstanding loans ranged from 4.0% to 12.0%. Participants are charged administrative fees for the processing of any loan.

Benefits
A participant (or beneficiary, if applicable) upon attaining age 59 ½ or upon termination of service due to death, disability, or retirement, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed nine years. Participants with balances less than $1,000 upon termination must take a lump sum distribution.

Plan Termination
The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. In the event of Plan termination, the participant's account balance is nonforfeitable.

Plan Merger
The Company acquired National Commerce Financial Corporation ("NCF") on October 1, 2004 and effective July 1, 2005 the Company merged the National Commerce Financial Corp Investment Plan ("NCF Plan") with the Plan. The NCF Plan transferred cash, participant loans, and investments at market value into the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments
Investments in the SunTrust Common Stock Fund ("SunTrust Fund") are valued at the daily unit value of the SunTrust Fund calculated by the recordkeeper of the Plan. Investments in mutual funds and collective trust funds are valued each business day at their reported net asset value. Loans due from participants are carried at their outstanding balance, which approximates fair value.

Investment Transactions and Income
Investment transactions are recorded on the trade date. Interest is recognized on an accrual basis. Dividends are recognized on the dividend date. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net appreciation in fair value of investments in the accompanying financial statements.

Plan Expenses
Expenses for purchases and sales of trust assets may be paid by the Company or the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2006, all administrative expenses for the Plan were paid by the Company.

Benefit Payments
Distributions to participants are recorded when payment is made. Distribution of all shares in SunTrust Common Stock, with cash for any fractional shares, is also a form of benefit payment that is made in-kind. The record keeper uses the closing price on the day the distribution is processed to calculate the number of shares.

Forfeitures
No forfeitures exist because participants are immediately 100% vested in employer contributions.

3. **Investments**
The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2006 or 2005 are as follows:

	2006		2005	
Plan interest in SunTrust Funds	$ 1,176,856,831	*	$ 1,095,110,233	*
STI Classic Capital Appreciation Fund	104,001,503	**	113,945,750	
STI Classic Fund Small Cap	104,959,398	**	125,677,802	
STI Classic Growth and Income Fund	148,419,829		131,584,300	

* These amounts include non-participant directed investments in 2006 and 2005 of $ 569,843,631 and $ 512,241,916 in non-transferable SunTrust Common Stock and $ 8,796,340 and $4,482,772 in non-transferable STI Classic Prime Quality Money Market Mutual Fund, respectively, allocated to participants' accounts. Under the terms of the Plan, Company contributions are invested in the SunTrust Fund and are not available for transfer until after a participant reaches age 55.

** Investments are less than 5% in 2006.

During 2006, the Plan's investments (including gains and losses on investments bought and sold, excluding loans to participants, as well as held during the year) appreciated in fair value as follows (in thousands):

	Net Appreciation in Fair Value During Year	Quoted Market Value at End of Year
Year ended December 31, 2006		
SunTrust Funds	$ 147,485	$ 1,176,857
Mutual funds	87,470	914,182
Money market mutual fund	-	106,743
Collective trust fund	15,062	111,603
	$ 250,016	$ 2,309,385

Non-participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments as of December 31 as follows (in thousands):

Net assets available for plan benefits:	2006	2005
Investments:		
SunTrust Banks, Inc. common stock	$ 569,844	$ 512,242
STI Classic Prime Quality Money Market Fund	8,766	4,483
Due from broker for sales of securities and other	1,722	1,202
Due to the Plan	(1,722)	(1,202)
Net assets available for plan benefits	$ 578,610	$ 516,725

Changes in net assets available for plan benefits:	Year ended December 31, 2006
Net appreciation in fair value	$ 75,771
Employer contributions	32,318
Dividends	16,578
Distributions to participants	(46,693)
Transfers to other funds and net loan activity	(24,270)
Net increase during year	$ 53,704

4. Risks and Uncertainties

The Plan's investments are exposed to different risks, such as interest rate, credit, and overall market volatility risks. Due to these risks, it is reasonably possible that changes in the values of the investments held by the Plan will occur in the near term, and such changes could materially affect the value of the investments reported in the accompanying financial statements and participant account balances. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the Plan.

5. Party-In-Interest Transactions

The majority of the investments and income relating to investments held by the Plan are transactions with parties in interest. The Company's contributions may be made in cash or in common stock. During 2006, all of the Company's contributions were made in Company common stock with cash contributions made for fractional shares of common stock. At December 31, 2006 and 2005, the Plan held Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding shares at that date.

6. Tax Status

The Plan has received an updated favorable determination letter dated January 23, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code as of that time. Although the Plan has been amended since receiving the determination letter, the Plan Committee and the Plan's legal counsel believe that the Plan remains qualified and the related trust was tax-exempt as of December 31, 2006.

SunTrust Banks, Inc. 401(k) Plan

EIN 58-1575035, Plan 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

For the Year Ended December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current value
*	SunTrust Banks, Inc., common stock	Common Stock, 13,723,701 shares	$ 550,955,608 ***	$ 1,158,966,549
*	STI Classic Prime Money Market Fund	Money Market Fund, 17,890,282 shares	17,890,282 ***	17,890,282
	Total Plan interest in SunTrust Common Stock Fund			1,176,856,831
*	STI Classic Capital Appreciation Fund	Mutual Fund, 8,024,807 shares	**	104,001,503
*	STI Classic Growth and Income Fund	Mutual Fund, 8,356,972 shares	**	148,419,829
*	STI Classic Small Cap Growth Stock Fund	Mutual Fund, 5,216,670 shares	**	104,959,398
*	STI Classic SEIX High Yield	Mutual Fund, 400,033 shares	**	4,304,354
*	STI Classic Investment Grade Bond Fund	Mutual Fund, 4,321,929 shares	**	45,337,034
*	STI Classic Value Income Stock Fund	Mutual Fund, 6,074,014 shares	**	90,806,515
*	STI Classic Short-term Bond Fund	Mutual Fund, 2,323,523 shares	**	22,677,585
*	STI Classic Mid Cap Value Equity Fund	Mutual Fund, 4,034,196 shares	**	53,453,099
	Bernstein Sanford International Portfolio Fund	Mutual Fund, 2,350,435 shares	**	60,923,277
	Dodge & Cox Balanced Fund	Mutual Fund, 1,313,683 shares	**	114,395,510
	Dreyfus Premier Small Cap Value Fund	Mutual Fund, 1,597,063 shares	**	36,269,291
	Lazard Mid Cap Portfolio Fund	Mutual Fund, 2,983,351 shares	**	42,990,094
*	STI Classic Intl Equity Index Equity Fund	Mutual Fund, 3,922,755 shares	**	70,099,632
*	STI Classic Aggressive Growth Stock Equity Fund	Mutual Fund, 1,287,890 shares	**	15,544,832
	Total Mutual Funds			914,181,953
*	STI Classic Prime Quality Money Market Fund	Money Market Mutual Fund, 106,742,545 shares	**	106,742,545
*	STI 500 Index Retirement Fund	Collective Trust, 9,979,359 units	**	111,603,388
*	Participant loans	Due at various times with interest rates from 4.0% to 12.0%	**	57,460,713
	Total investments			$ 2,366,845,430

* Party-in-interest, as defined by ERISA

** Cost information not required for participant-directed investments in an individual account plan

*** Includes non-participant and participant-directed investments

SunTrust Banks, Inc. 401(k) Plan

EIN 58-1575035, Plan 002

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2006

Identity of Party Involved	Description of Assets	Purchase Price	Sales		
			Selling Price	Cost of Assets	Net Gain (Loss)
* SunTrust Banks, Inc.	SunTrust Banks, Inc. Common Stock				
	51 Purchases	$ 70,714,379	N/A	N/A	N/A
	210 Sales	N/A	$ 185,838,809	$161,422,043	$ 24,416,766
	STI Classic Prime Quality Money Market Fund				
	243 Purchases	$244,896,465	N/A	N/A	N/A
	256 Sales	N/A	$ 236,506,655	$236,506,655	
	STI Classic Prime Quality Money Market Fund - INSTL SHS				
	141 Purchases	$ 64,061,871	N/A	N/A	N/A
	122 Sales	N/A	$ 45,877,966	$ 45,877,966	

* Party-in-interest transactions, as defined by ERISA


END